This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

May 1, 2006

Item 3: Press Release

A Press release dated and issued May 1, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. (“PFN”) is pleased to announce that its common shares have started trading on the Frankfurt Stock Exchange under the symbol P7J.  PFN is also pleased to announce that it has entered into an investor relations agreement with Value Relations GmbH of Frankfurt Germany to provide services that include exposure to individual and institutional investors.

Item 5: Full Description of Material Change

May 1, 2006, Vancouver, BC -- Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce that its common shares have started trading on the Frankfurt Stock Exchange under the symbol P7J.  PFN is also pleased to announce that it has entered into an investor relations agreement with Value Relations GmbH of Frankfurt, Germany to provide services that include exposure to individual and institutional investors.

Mr. Harry Barr, President and CEO of PFN stated, “We believe that this new exposure in Germany represents a great opportunity to increase our liquidity and further broaden our shareholder base in Europe.”

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 1, 2006

Date

“Harry Barr”

Signature of authorized signatory

__Harry Barr______________

Print name of signatory

__President

___________

Official capacity